Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated December 30, 2021)	Registration Statement No. 333-261922

VACASA, INC.

This prospectus supplement updates, amends and supplements the prospectus dated December 30, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261922). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information regarding our unaudited fourth quarter and full year 2021 financial results and key business metrics, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Vacasa, Inc.’s Class A common stock is listed on the Nasdaq Global Select Market under the symbol “VCSA.” On March 15, 2022, the closing price of our Class A common stock was $6.27.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2022.

Condensed Consolidated Statements of Operations

(in thousands, except per share data, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Revenue	$192,104	$108,909	$889,058	$491,760
Costs and expenses:
Cost of revenue (1)	108,298	68,997	440,753	256,086
Operations and support (1)	54,148	28,999	186,984	116,192
Technology and development (1)	17,774	7,578	48,709	27,030
Sales and marketing (1)	73,247	17,236	187,904	79,971
General and administrative (1)	29,163	18,597	88,835	57,587
Depreciation	4,389	4,102	17,110	15,483
Amortization of intangible assets	13,385	4,298	44,163	18,817
Total costs and expenses	300,404	149,807	1,014,458	571,166
Loss from operations	(108,300)	(40,898)	(125,400)	(79,406)
Interest income	4	6	36	385
Interest expense	(22,504)	(3,135)	(31,723)	(7,907)
Other income (expense), net	13,479	(1,350)	3,280	(5,725)
Loss before income tax	(117,321)	(45,377)	(153,807)	(92,653)
Income tax benefit (expense)	(860)	79	(784)	315
Net loss	$(118,181)	$(45,298)	$(154,591)	$(92,338)
Loss attributable to remeasurement of redeemable convertible preferred units	—	(157,424)	(426,101)	(202,433)
Net loss including remeasurement of redeemable convertible preferred units	(118,181)	(202,722)	(580,692)	(294,771)
Less: Net loss including remeasurement of redeemable convertible preferred units prior to Reverse Recapitalization	(92,926)	(202,722)	(555,437)	(294,771)
Less: Net loss attributable to redeemable noncontrolling interests	(12,558)	—	(12,558)	—
Net loss attributable to Class A Common Stockholders	$(12,697)	$—	$(12,697)	$—
Net loss per share of Class A Common Stock (2):
Basic and diluted	$(0.06)	N/A	$(0.06)	N/A
Weighted-average shares of Class A Common Stock outstanding (2):
Basic and diluted	214,794	N/A	214,794	N/A

(1) Includes equity-based compensation expense as follows:

Cost of revenue	$113	$—	$113	$—
Operations and support	2,488	28	2,574	252
Technology and development	2,543	234	3,032	641
Sales and marketing	7,223	274	8,270	372
General and administrative	9,338	941	12,989	2,084
Total equity-based compensation expense	$21,705	$1,477	$26,978	$3,349

(2) Basic and diluted net loss per share of Class A Common Stock is applicable only for the period from December 6, 2021 through December 31, 2021, which is the period following the closing of our business combination with TPG Pace Solutions Corp.

Condensed Consolidated Balance Sheets

(in thousands, unaudited)

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$353,842	$218,484
Restricted cash	165,294	72,528
Accounts receivable, net	48,989	10,161
Prepaid expenses and other current assets	19,325	10,191
Total current assets	587,450	311,364
Property and equipment, net	67,186	65,087
Intangible assets, net	216,499	77,426
Goodwill	754,506	121,487
Other long-term assets	11,269	11,888
Total assets	$1,636,910	$587,252
Liabilities, Temporary Equity, and Equity (Deficit)
Current liabilities:
Accounts payable	$34,786	$15,648
Funds payable to owners	214,301	92,707
Hospitality and sales taxes payable	46,958	20,721
Deferred revenue	107,252	49,992
Future stay credits	30,995	35,140
Accrued expenses and other current liabilities	71,833	44,022
Total current liabilities	506,125	258,230
Long-term debt, net of current portion	512	111,689
Other long-term liabilities	112,123	22,204
Total liabilities	618,760	392,123
Redeemable convertible preferred units	—	771,979
Redeemable noncontrolling interests	1,770,096	—
Equity (Deficit):
Vacasa Holdings LLC Class A and Class B Common Units	—	—
Class A Common Stock (1)	21	—
Class B Common Stock	21	—
Additional paid-in capital	—	—
Accumulated deficit	(751,929)	(577,091)
Accumulated other comprehensive income (loss)	(59)	241
Total deficit:	(751,946)	(576,850)
Total liabilities, temporary equity, and equity (deficit)	$1,636,910	$587,252

(1) As of December 31, 2021, we had approximately 214.8 million shares of Class A Common Stock outstanding, which excludes up to approximately 236.4 million shares of Class A Common Stock issuable as of such date upon the redemption, exercise or exchange of certain securities as follows:

•	approximately 212.8 million shares of Class A Common Stock issuable upon the redemption of common units of Vacasa Holdings LLC (and the cancellation of an equal number of shares of Class B Common Stock in connection therewith);
•	approximately 5.0 million additional shares of Class A Common Stock issuable upon the redemption of common units of Vacasa Holdings LLC following the satisfaction of certain time-based vesting requirements;
•	approximately 10.5 million shares of Class A Common Stock issuable upon the exercise of stock appreciation rights and options; and
•	up to approximately 8.2 million shares of Class A Common Stock issuable upon the conversion of shares of our Class G Common Stock.

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	Twelve Months Ended December 31,
	2021	2020
Cash from operating activities:
Net loss	$(154,591)	$(92,338)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Bad debt expense	4,689	6,403
Depreciation	17,110	15,483
Amortization of intangible assets	44,163	18,817
Deferred income taxes	(55)	(556)
Other gains and losses	77	(36)
Fair value adjustment on derivative liabilities	(2,889)	6,636
Non-cash interest expense	27,496	5,145
Equity-based compensation expense	26,978	3,349
Change in operating assets and liabilities, net of assets acquired and liabilities assumed:
Accounts receivable	35,400	2,295
Prepaid expenses and other assets	(6,178)	13,384
Accounts payable	8,288	(3,491)
Funds payable to owners	40,199	(17,250)
Hospitality and sales taxes payable	11,076	3,952
Deferred revenue and future stay credits	3,576	24,980
Accrued expenses and other liabilities	7,926	10,800
Net cash provided by (used in) operating activities	63,265	(2,427)
Cash from investing activities:
Purchases of property and equipment	(5,853)	(1,619)
Cash paid for internally developed software	(5,387)	(7,856)
Cash paid for business combinations, net of cash and restricted cash acquired	(103,393)	(3,519)
Other investing activities	—	323
Net cash used in investing activities	(114,633)	(12,671)
Cash from financing activities:
Proceeds from Reverse Recapitalization, net	302,638	—
Payments of Reverse Recapitalization costs	(7,937)	—
Cash paid for business combinations	(13,647)	(9,461)
Proceeds from issuance of long-term debt	—	115,931
Payments of long term debt	(125)	(10,169)
Proceeds from issuance of preferred units, net of issuance costs	—	500
Other financing activities	(1,318)	(339)
Net cash provided by financing activities	279,611	96,462
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	(119)	159
Net increase in cash, cash equivalents and restricted cash	228,124	81,523
Cash, cash equivalents and restricted cash, beginning of period	291,012	209,489
Cash, cash equivalents and restricted cash, end of period	$519,136	$291,012

Key Business Metrics

(in thousands, except GBV per Night Sold, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Gross Booking Value ("GBV") (1)	$379,363	$193,087	$1,915,591	$935,447
Nights Sold (2)	1,094	704	5,165	3,005
GBV per Night Sold (3)	$347	$274	$371	$311

(1) Gross Booking Value represents the dollar value of bookings from our distribution partners as well as those booked directly on our platform related to Nights Sold during the period and cancellation fees for bookings cancelled during the period (which may relate to bookings made during prior periods). GBV is inclusive of amounts charged to guests for rent, fees, and the estimated taxes a guest pays when we are responsible for collecting tax.

(2) Nights Sold is defined as the total number of nights stayed by guests on our platform in a given period.

(3) GBV per Night Sold represents the dollar value of each night stayed by guests on our platform in a given period. GBV per Night Sold reflects the pricing of rents, fees, and estimated taxes a guest pays.

Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA Reconciliation*

(in thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Net Loss	$(118,181)	$(45,298)	$(154,591)	$(92,338)
Add back:
Depreciation and amortization of intangible assets	17,774	8,400	61,273	34,300
Interest income	(4)	(6)	(36)	(385)
Interest expense	22,504	3,135	31,723	7,907
Other income (expense), net	(13,479)	1,350	(3,280)	5,725
Income tax benefit (expense)	860	(79)	784	(315)
Equity-based compensation	21,705	1,477	26,978	3,349
Business combination costs (1)	703	—	8,382	—
Restructuring costs (2)	1	1,843	250	6,805
Adjusted EBITDA	$(68,117)	$(29,178)	$(28,517)	$(34,952)

(1) Represents third party costs associated with the strategic acquisition of TurnKey and third party costs associated with our merger with TPG Pace Solutions Corp.

(2) Represents costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic and costs associated with the wind-down of a significant portion of our international operations.

* Adjusted EBITDA is a financial measure that is not defined by or presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA is defined as net loss excluding: (1) depreciation and acquisition-related items consisting of amortization of intangible assets and impairments of goodwill and intangible assets, if applicable; (2) interest income and expense; (3) any other income or expense not earned or incurred during our normal course of business; (4) any income tax benefit or expense; (5) equity-based compensation costs; (6) one-time costs related to strategic business combinations; and (7) restructuring costs. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature or the amount and timing of these items is unpredictable or one-time in nature, not driven by the performance of our core business operations and renders comparisons with prior periods and competitors less meaningful.

Adjusted EBITDA is not defined by or presented in accordance with GAAP, has significant limitations as an analytical tool, should be considered as supplemental in nature, and is not meant as a substitute for net loss or any other financial information prepared in accordance with GAAP. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, is frequently used by these parties in evaluating companies in our industry, and provides a useful measure for period-to-period comparisons of our business performance. Moreover, we present Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

Although we use Adjusted EBITDA as described above, Adjusted EBITDA has significant limitations as an analytical tool, including that it:

•	does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the interest expense, or the cash required to service interest or principal payments, on our debt;

•	does not reflect our tax expense or the cash required to pay our taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measure does not reflect any cash requirements for such replacements.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. In addition, other companies in our industry may calculate this measure differently than we do, thereby further limiting its usefulness as a comparative measure. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only on a supplemental basis.